(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.5

SEC FILE NUMBER 0-27644

CUSIP NUMBER 253921 10 0

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Digital Generation Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

750 West John Carpenter Freeway, Suite 700 Irving, Texas 75039
Address of Principal Executive Office

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Digital Generation Systems, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) without unreasonable effort or expense due to circumstances described below.

In connection with management’s review and assessment of the Company’s disclosure controls and procedures and its evaluation of its internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley Act of 2002 management has identified a material weakness. The term “material weakness” is defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.”

The material weakness resulted in an error in the identification of certain of the Company’s deferred tax assets. The Company had correctly identified all federal deferred tax assets as either acquired or non-acquired based on the Company’s federal tax return for fiscal year 2003. However, as a result of the material weakness, the Company did not specifically identify certain other deferred tax assets as acquired or non-acquired, but instead arrived at an estimate based upon the ratio applicable to the federal deferred tax assets. This approach with respect to these deferred tax assets was erroneous as such other deferred tax assets should have been specifically identified as acquired or non-acquired.

Upon identifying the error, the Company recorded two audit adjustments that decreased tax expense and increased goodwill in the fourth quarter of 2004. The net impact of these adjustments on the Company’s consolidated statements of operations was to increase the Company’s net earnings by $299,000. The error was corrected prior to the release of the Company’s financial results in the Company’s earnings release dated February 17, 2005 and no restatement of financial statements for any period is required.

Management is in the process of analyzing the material weakness in order to provide disclosure pursuant to Item 9A of Form 10-K and as necessary to prepare Management’s Annual Report on Internal Control Over Financial Reporting under Section 404 of Sarbanes-Oxley Act of 2002. Management is also in the process of determining the steps necessary to remediate the material weakness and making recommendations to the Company’s Audit Committee.

Management is working with the Company’s Audit Committee in order to complete the work necessary to file the Form 10-K on or before March 31, 2005.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Omar A. Choucair	(972) 581-2000
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from the corresponding period for the last fiscal year are reflected in the Company’s news release announcing its financial results for the fourth fiscal quarter and fiscal year ended December 31, 2004. This news release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K on February 17, 2005. The audited financial statements for year ended December 31, 2004 that the Company expects to include in the

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Form 10-K are expected to be consistent with the results of operations set forth in the February 17, 2005 news release.

Digital Generation Systems, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Omar A. Choucair
Omar A. Choucair
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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